May 26, 2014

VIA EDGAR SUBMISSION

Mr. Patrick Gilmore
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Points International Ltd.
Form 40-F for the Fiscal Year Ended December 31, 2013
Filed March 7, 2014
File No. 001-35078

Dear Mr. Gilmore,

Points International Ltd. (the “Company”) is in receipt of your comment letter (the “Comment Letter”) dated May 14, 2014 regarding Points International Ltd.’s Form 40-F for the fiscal year ended December 31, 2013. Due to the unavailability of key personnel who are required to provide a response to the Comment Letter, the Company respectfully requests an extension to respond to the Comment Letter and intends to submit a response by June 12, 2014.

Very truly yours,

Anthony Lam
Chief Financial Officer